UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No.1)

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2022
Commission file number: 001-34936

Noah Holdings Limited

No. 1687 Changyang Road, Changyang Valley, Building 2
Shanghai 200090, People’s Republic of China
(86) 21 8035 9221
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE
This Amendment No. 1 (the “Amendment No. 1”) is made to the current report on Form 6-K originally furnished to the Securities and Exchange Commission on June 21, 2022, under which exhibit 99.1 captioned “Noah Holdings Limited Supplemental and Updated Disclosures” (the “Original Exhibit 99.1”), exhibit 99.2 captioned “Unaudited Interim Condensed Consolidated Financial Statements” (the “Original Exhibit 99.2”) and exhibit 99.3 captioned “Property Valuation Report of Savills Valuation and Professional Services Limited” (the “Original Exhibit 99.3”) were incorporated by reference into the registration statement on Form F-3 of Noah Holdings Limited (File No. 333-265732). For the avoidance of doubt, exhibit 99.1, exhibit 99.2 and exhibit 99.3 to the Amendment No. 1 replace and supersede the Original Exhibit 99.1, the Original Exhibit 99.2 and the Original Exhibit 99.3, respectively, and are incorporated by reference into the registration statement on Form F-3 of Noah Holdings Limited (File No. 333-265732) and shall be a part thereof from the date on which this Amendment No.1 is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Noah Holdings Limited Supplemental and Updated Disclosures
99.2	Unaudited Interim Condensed Consolidated Financial Statements
99.3	Property Valuation Report of Savills Valuation and Professional Services Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Noah Holdings Limited
By:
/s/ Qing Pan

Name:
Qing Pan

Title:
Chief Financial Officer

Date: June 29, 2022